

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2011

<u>Via Facsimile</u>

Mr. Richard C. Tarapchak, Vice President and Controller
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555

> **Re: Navistar International Corporation**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 22, 2010**
> **File No. 001-09618**

Dear Mr. Tarapchak:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Linda Cvrkel

                      Linda Cvrkel
                      Branch Chief